

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

October 17, 2011

<u>Via U.S. Mail</u>
Mr. Johan M. (Thijs) Spoor
Chief Executive Officer
FluoroPharma Medical, Inc.
500 Boylston Street, Suite 1600
Boston, MA 02116

      Re: FluoroPharma Medical, Inc.
               Current Report on Form 8-K
               Filed May 16, 2011
               File No. 333-147193

Dear Mr. Spoor:

        We have completed our review of the Form 8-K and related filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Very truly yours,

                                   /s/ Jay E. Ingram

                                   Jay E. Ingram
                                   Legal Branch Chief

cc: <u>Via Facsimile</u>
        Marc J. Ross, Esq.
        Marcelle S. Balcombe, Esq.
        Sichenzia Ross Friedman Ference LLP
        61 Broadway, 32nd Floor

New York, NY 10006